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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No, 1)

Commtouch Software Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.05 par value per share

(Title of Class of Securities)

M25596103

(CUSIP Number)

C/O Simon Palmer
Maples and Calder
P.O. Box 309 G.T., Ugland House
South Church Street, Grand Cayman
Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M25596103

1	Name of Reporting Person: I.R.S. Identification Nos. of above persons Israel Seed IV, L. P. (entities only):
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Limited partnership organized under the laws of the Cayman Islands.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 10,958,298[1]
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 10,958,298*
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,958,298*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 22.68%
14	Type of Reporting Person (See Instructions): PN

1Represents 3,653,469 Ordinary Shares, of par value NIS 0.05 each currently held of record by Israel Seed IV, L.P., plus 7,304,829 Ordinary Shares purchasable by Israel Seed IV, L.P. within sixty (60) days of the date hereof upon the exercise of warrants, additional investment rights and convertible promissory notes held by Israel Seed IV, L.P.

* See footnote (1).

Item 1. Security and Issuer.

This Amendment No. 1 (the “Amendment”) to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D dated January 20, 2004 filed by the undersigned, relating to the Ordinary Shares par value NIS 0.05 per share, and Warrants, Additional Rights and Additional Warrants (all such capitalized terms as defined in Item 3 below) all for the acquisition of Ordinary Shares.

The issuer is Commtouch Software Ltd. (“Commtouch”), 6 Hazoran St., Poleg Industrial Park, P.O. Box 8511, Netanya 42504, Israel.

Item 2. Identity and Background.

Israel Seed IV, L. P., is a limited partnership organized under the laws of the Cayman Islands, and its principal executive office is located at 2 Beitar St. Jerusalem. Its general partner is Israel Venture Partners 2000 Limited, a Cayman Company. Its principal business is venture capital investment. In the past five years, neither the limited partnership, nor its general partners have been (i) convicted in a criminal proceeding or (ii) been a party to a civil proceeding with respect to state or federal securities laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds and the consideration for the acquisition of the securities were as follows:

On May 18, 2004, Israel Seed IV, L.P. entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Commtouch and certain other purchasers. Under the Securities Purchase Agreement, Israel Seed IV, L.P. purchased 1,973,684 Ordinary Shares of par value NIS 0.05 each, at a price per share of $0.76. Pursuant to the Securities Purchase Agreement, Israel Seed IV, L.P. was also granted (1) warrants to purchase 986,842 Ordinary Shares (the “Warrants”), (2) additional investment rights to purchase 1,973,684 Ordinary Shares (the “Additional Investment Rights”) and (3) additional warrants to purchase 986,842 Ordinary Shares (the “Additional Warrants”), all at a price per share of $0.836. Following approval of the relevant transactions at the meeting of Commtouch’s shareholders on June 28, 2004, the above securities were issued to Israel Seed IV, L.P. on July 1, 2004.

The above discussion is qualified in its entirety by reference to the documents described and the documents ancillary to them, (incorporated by reference to Exhibits 99.1 through 99.5 to Report of Foreign Private Issuer on Form 6-K, filed on May 19, 2004 [File No. 000-26495]).

The source of the funds for the Ordinary Shares purchased by Israel Seed IV, L.P. was working capital.

Item 4. Purpose of Transaction.

Israel Seed IV, L.P. has acquired the securities of Commtouch for investment purposes. Except as described in this Amendment Israel Seed IV, L.P., has no current plans or proposals which relate to or would result in any actions specified in clauses (a) through (j) of Item 4 of this Amendment, although Israel Seed IV, L.P., does not rule out the possibility of effecting or seeking to effect any such actions in the future.

(a) none

(b) none

(c) none

(d) none

(e) none

(f) none

(g) none

(h) none

(i) none

(j) none

Item 5. Interests in Securities of the Issuer.

(a) Israel Seed IV, L.P. beneficially owns 10,958,298 Ordinary Shares (comprising of 3,653,469 outstanding Ordinary Shares plus 7,304,829 Ordinary Shares purchasable by Israel Seed IV, L.P. within sixty (60) days of the date hereof upon the exercise of warrants, additional investment rights and convertible promissory notes held by Israel Seed IV, L.P., which, on the basis of publicly available information, represents 22.68% of the outstanding Ordinary Shares of Commtouch (including all warrants, additional investment rights and convertible securities exercisable within 60 days by Israel Seed IV, L.P.).

(b) Israel Seed IV, L.P. has the sole power to vote and dispose of the 3,653,469 outstanding Ordinary Shares, in addition to the 7,304,829 Ordinary Shares purchasable by Israel Seed IV, L.P. within sixty (60) days of the date hereof upon the exercise of warrants, additional investment rights and convertible promissory notes held by Israel Seed IV, L.P. (it being clarified that there is no right to vote with respect to any of the warrants, additional investment rights or the notes until they are exercised or converted).

(c) Securities Purchase Agreement. The description of this transaction in Item 3 is herein incorporated by reference.

(d) None

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Israel Seed IV, L.P. is a party to:

Ordinary Shares and Warrants Purchase Agreement dated July 29, 2003, by and between Commtouch, Israel Seed IV, L.P. and certain other investors (incorporated by reference to Exhibit 2 to Report of Foreign Private Issuer on Form 6-K, filed on August 15, 2003 [File No. 000-26495]).

Securities Purchase Agreement dated November 26, 2003, between Commtouch, Israel Seed IV, L. P., and certain others purchasers (incorporated by reference to Exhibit 1 to Report of Foreign Private Issuer on Form 6-K, filed on December 2, 2003 [File No. 000-26495]).

Registration Rights Agreement dated November 26, 2003, between Commtouch, Israel Seed IV, L.P., and the other parties to the Securities Purchase Agreement (incorporated by reference to Exhibit 2 to Report of Foreign Private Issuer on Form 6-K, filed on December 2, 2003 [File No. 000-26495]).

Securities Purchase Agreement dated May 18, 2004, between Commtouch, Israel Seed IV, L. P., and certain others purchasers (incorporated by reference to Exhibit 99.1 to Report of Foreign Private Issuer on Form 6-K, filed on May 19, 2004 [File No. 000-26495]).

Registration Rights Agreement dated May 18, 2004, between Commtouch, Israel Seed IV, L.P., and the other parties to the Securities Purchase Agreement (incorporated by reference to Exhibit 99.2 to Report of Foreign Private Issuer on Form 6-K, filed on May 19, 2004 [File No. 000-26495]).

Item 7. Material to be Filed as Exhibits.

The exhibits listed on the exhibit index to this Amendment are incorporated herein by reference.

SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	Israel Seed IV, L.P. BY: /S/ NEIL COHEN —————————————— Neil Cohen Director

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to Report of Foreign Private Issuer on Form 6-K, filed on May 19, 2004 [File No. 000-26495]).
2	Registration Rights Agreement (incorporated by reference to Exhibit 99.2 to Report of Foreign Private Issuer on Form 6-K, filed on May 19, 2004 [File No. 000-26495]).
3	Form of Warrant (incorporated by reference to Exhibit 99.3 to Report of Foreign Private Issuer on Form 6-K, filed on May 19, 2004 [File No. 000-26495]).
4	Form of Additional Investment Right To Purchase Ordinary Shares (incorporated by reference to Exhibit 99.4 to Report of Foreign Private Issuer on Form 6-K, filed on May 19, 2004 [File No. 000-26495]).
5	Form of Additional Warrant (incorporated by reference to Exhibit 99.5 to Report of Foreign Private Issuer on Form 6-K, filed on May 19, 2004 [File No. 000-26495]).